SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 27, 2004

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ______

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)     The Press Release issued on May 27, 2004

Amsterdam • 27 May 2004

Ewald Kist receives royal decoration on retirement

Ewald Kist, retiring chairman of the Executive Board of ING Group, was last night appointed Officer in the Order of Orange-Nassau by her Majesty Queen Beatrix.

Mr. Kist was awarded this royal decoration for his substantial merits to the financial industry, both in the Netherlands and abroad, and for contributing to ING’s international expansion as well as his strong commitment to corporate governance, corporate social responsibility and diversity.

The Minister of Finance of the Netherlands, Mr. Gerrit Zalm, presented the decoration to Ewald Kist in The Hague this afternoon on the occasion of his retirement.

Press enquiries: ING Group, the Netherlands Peter Jong, +31 20 541 54 57, peter.jong@ing.com

Note to editor: Photographs of the event are available upon request.

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in over 50 countries.
With a diverse workforce of about 115,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld

H. van Barneveld General Manager Corporate Control & Finance
By:	/s/ C.F. Drabbe

C.F. Drabbe Assistant General Counsel

Dated: May 27, 2004